EXHIBIT - 99.1



Press Release

SCIENTIFIC TECHNOLOGIES INCORPORATED 6550 Dumbarton Circle, Fremont, CA. USA 94555
http://www.sti.com

Company Contact:
Richard O. Faria
Vice-President
(510) 608-3410

FOR IMMEDIATE RELEASE

SCIENTIFIC TECHNOLOGIES INC.
REPORTS FIRST QUARTER 2003 SALES AND EARNINGS

FREMONT, CALIFORNIA, May 2, 2003...**SCIENTIFIC TECHNOLOGIES INCORPORATED (NASDAQ:STIZ**) A North American leading provider of automation safeguarding technology announced today the results of operations for the quarter ended March 31, 2003. Sales for the first quarter of 2003 were $12,959,000, an increase of 15%, as compared to $11,229,000 recorded for the same quarter of 2002, with net income for the quarter of $90,000 or $.01 per basic and diluted share compared to a net loss of $207,000 or $.02 per share for the first quarter of 2002.

Commenting on the results, Joseph J. Lazzara, President and Chief Executive Officer stated, "We are certainly heartened by the double digit increase in sales achieved in this quarter over the same period last year. This was accomplished despite the weak global economic environment. Furthermore, the transition to a profitable first quarter in 2003 from a loss in the first quarter of 2002 enabled us to report our fourth consecutive profitable quarter."

"Our first quarter was also very busy with new product introductions, including several new optical machine safeguarding products.   We believe these products will help further broaden the machine guarding solution capability of the STI automation safeguarding product range."

(1.) First Quarter Highlights

The following items occurred or were announced during the first quarter:

- STI introduced the PA4600 Series Perimeter Access Guarding Device, a long range, multiple-beam safeguarding control system used for guarding the perimeters of robotic cells and automated machinery. The simple "two-box" design eliminates the need for a separate controller, saving installation time and expense.
- We announced the LazerSafe, an optical guarding system designed exclusively for hydraulic press brakes. The LazerSafe uses a flat band of laser light that covers the zone near the hazardous area of the brake. This unique optical design, combined with real-time monitoring of the process, provides an effective solution for operator safety and increased machine productivity.

- We also introduced the new MP2100 Protective Light Curtain, designed to provide a reliable, low cost guarding solution for equipment where the safety assessment indicates a low risk of injury. This product was designed primarily for international markets, where this type of product has been used in a variety of low risk applications.

- The new PS7600 PartScan verification system is a bin monitor used in sequential assembly applications. The PS7600 is operated by an industrial computer to indicate which inventory bin is selected for the removal of assembly parts. When a hand entering the bin blocks the PartScan, the scanner signals the computer that the part has been removed from the correct location.

About Scientific Technologies Inc.

Scientific Technologies, Inc. (STI) is a North American leading provider of automation safeguarding products through its Safety Products Group. STI's safety products are used to protect workers around machinery, automated equipment and industrial robots. Our products serve a wide variety of applications and markets, including semiconductor, automotive, electronics manufacturing, packaging and consumer markets. Our web site is located at www.sti.com.

STI's Automation Products Group serves the factory automation, semiconductor, transportation, oil and gas, consumer and food processing industries with a diversified offering of sensing technologies. Products include level, flow, pressure sensing, positioning transducers, vehicle separation, profiling and ultrasonic sensors and controls. Further information is available at the Group's web sites: www.automationsensors.com, www.stiscanners.com and www.fibermonitoring.com.

With headquarters in Fremont, California, STI was founded over 30 years ago and employs over 340 people. STI has been selected twice by Forbes and three times by Business Week as one of the "world's best small companies."

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the future capabilities of STI's machine guarding solutions. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could affect the Company's actual results include the level and timing of customer orders, the mix of products sold, fluctuations in sales of complementary third party products with which the Company's products are sold, the timing of operating expenditures, general economic conditions in the U.S. and abroad, competition, the Company's ability to introduce successful new products and other factors that are listed from time to time in the Company's SEC reports, including but not limited to the Company's Annual Report to Shareholders, Form 10-K and reports on Form 10-Q.

SCIENTIFIC TECHNOLOGIES INCORPORATED AND SUBSIDIARIES
Condensed Consolidated Income Statement
(Amounts in thousands except earnings per share)

	(Unaudited) Three months ended March 31,	
	2003	2002
Sales	$12,959	$11,229
Cost of sales	7,413	6,375
Gross profit	5,546	4,854
Operating expenses	5,422	5,190
Operating income (loss)	124	(336)
Interest and other income	21	2
Income (loss) before taxes	145	(334)
Provision for (benefit) from income taxes	55	(127)
Net income (loss)	$ 90	$ (207)
Basic and diluted net income (loss) per Share	$ .01	$ (.02)
Shares used to compute net income (loss) per share	9,711	9,676

Condensed Consolidated Balance Sheet
(Amounts in thousands)
(Unaudited)

	March 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 2,498	$ 2,620
Accounts receivable	7,392	7,636
Inventories	9,724	8,719
Other current assets	3,559	3,599
Total current assets	23,173	22,574
Property and equipment, net	3,779	3,725
Goodwill and other intangible assets, net	11,279	11,593
Total assets	$38,231	$37,892
Liabilities and shareholders' equity		
Current liabilities:		
Trade accounts payable	$ 2,989	$ 2,942
Accrued expenses	3,055	2,836
Current portion of capital lease with Parent	68	60
Total current liabilities	6,112	5,838
Capital lease with Parent	215	240
Deferred income taxes	2,064	2,064
Total liabilities	8,391	8,142
Shareholders' equity	29,840	29,750
Total liabilities and shareholders' equity	$38,231	$37,892